

December 14, 2020

Werner von Pein
Chief Executive Officer
Better Choice Company Inc.
164 Douglas Road E
Oldsmar, FL 34677

   Re: Better Choice Company Inc.
    Registration Statement on Form S-1
    Filed December 9, 2020
    File No. 333-251241

Dear Mr. von Pein:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

  Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Louis Lombardo, Esq.